28 September 2004

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

04045752

SUPPL

PROCESSING SECTION
RECEIVED
OCT 06 2004
208
SEC MAIL
WASH. D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Full Year Results 2004

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

dw 10/27

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

For Immediate Distribution 28 September 2004

PROFIT AFTER TAX* UP 53% & 100% INCREASE IN 2H04 DIVIDEND

- **53% underlying NPAT* growth** in FY04 ($65.3 million FY04 vs $42.7 million FY03)
- Total Company **EBIT to Sales ratio up 42%** (5.4% in FY04; 3.8% in FY03)
- Achieved sustainable **Cost Efficiencies in excess of $17 million target** in FY04
- **Achieved $50 million target** for **Capital Expenditure** in FY04
- **Gross Margin exceeded target – Gross Margin of 37.1% in FY04** compared to 36.5% in FY03 and Strategic Review target of 36.5%-36.9%
- **Strong Cashflows** - Cash at year end is **$97.8 million** for FY04 **up 464%**
- **2H04 Dividend up 100%** on 2H03 (6 cents per share 2H04 vs 3 cents per share 2H03)
- **FY04 Dividend up 83%** on FY03 (11 cents per share FY04 vs 6 cents per share FY03)

David Jones Limited (DJS) today reported **Net Profit After Tax (NPAT)** (before Reset Preference Share (RPS) dividends) of $65.3 million for the financial year ended on 31 July 2004 (FY04). This compares to a loss of $25.5 million in FY03. **No Significant Items** were incurred in FY04. Excluding the Significant Items incurred in FY03 the Company achieved 53.0% underlying NPAT growth in FY04 compared to NPAT (pre Significant Items) of $42.7 million in FY03.

The Company's **Earnings Before Interest and Tax (EBIT) to Sales ratio** for FY04 was 5.4%.

As reported on 10 August 2004, total FY04 **Sales** (excluding Foodchain and Online non-Christmas hamper sales) were $1,769.5 million representing an increase of 6.0% on FY03. FY04 was a 53-week trading year for the Company. On a 'like-for-like' restated 52-week year for both FY04 and FY03 the Company experienced 4.5% Sales growth in FY04. This exceeded the Company's stated Sales growth expectations (announced at the time of the Strategic Review) of 1.5% - 2.5% for FY04.

David Jones Chief Executive Officer Mr Mark McInnes said, "FY04 is the first full financial year result that we have delivered since the Strategic Review in June 2003. We recognised at that time that our Strategic initiatives would take three years to implement in full. Whilst it is still early days, we are pleased to report that our FY04 financial result is our strongest since 1996.

** Profit after tax is before RPS dividends and pre significant items*

"In June 2003 we stated that our Strategy going forward would be to focus on our core department store and credit card business without the distraction of non-performing, non-core businesses. We *recognise that we are a trading company capable of generating strong cashflows and that our revenue* can be strongly impacted by the economic cycle. In order to lessen our susceptibility to the economic cycle we have adopted a dual-pronged approach of identifying and implementing Revenue Generating initiatives and Financial Disciplines. This approach enables us to capitalise on positive consumer sentiment and to outperform the cycle in terms of Sales growth during strong economic conditions. Our Sales performance in FY04 is a testament to this. We also believe that focusing on Financial Disciplines will enable us to achieve PAT growth in times of economic slowdown.

"Our Revenue Generating initiatives and Financial Disciplines played a key part in improving our **Gross Margins** and our Cashflows in FY04. We achieved Gross Margins of 37.1% in FY04 compared to 36.5% in FY03. This was above our stated Strategic Review target of 36.5%-36.9%.

"Our **Cash at year-end** was $97.8 million compared to $17.3 million in FY03. This in itself is a strong sign that our Strategic Review initiatives are starting to deliver one of our key objectives – namely, the strengthening and growth of our cashflows enabling us to return the excess to shareholders on an ongoing basis.

"In keeping with our commitment to return excess cashflows to shareholders and as an indication of our confidence in our Company's ability to continue to generate strong, sustainable cashflows, the Board has declared a **fully franked final dividend of 6 cents** per ordinary share for 2H04 which is a 100% increase on 2H03 (3 cent dividend per share 2H03)," Mr McInnes said.

The **total dividend** per ordinary David Jones share for **FY04 is 11 cents fully franked** and represents an increase of 83.3% on the Company's FY03 total dividend of 6 cents per share.

Mr McInnes went on to say "Our strong performance in FY04 vindicates our strategic direction and provides support and confirmation of our Strategy going forward.

"I believe our FY04 result demonstrates that the tough decisions we made last year were the right decisions and that we have taken the right course of action to restore our Company's business and financial performance, " Mr McInnes said.

SUMMARY OF KEY FINANCIALS

KEY ITEMS	FY04 $m	FY03 $m	% Change
Sales	1,769.5	1,711.2**	+3.4%
Total EBIT before Significant Items	95.3	65.2	+46.1%
Total EBIT	95.3	(19.1)	+599.8%
NPAT before Significant Items and RPS dividends	65.3	42.7	+53.0%
NPAT after Significant Items and before RPS dividends	65.3	(25.5)	+356.5%
Basic EPS before Significant items and after RPS dividends	14.6cps	9.2 cps	+58.7%
Full Year dividend per ordinary share (fully franked)	11cps	6cps	+83.3%

** *Includes David Jones Online and Foodchain Sales in FY03*

REVENUE GENERATING INITIATIVES

Throughout FY04 a number of new Revenue Generating initiatives were introduced and existing Revenue Generating initiatives were enhanced, resulting in the Company's core Department Store earnings contribution growing 36.7% (from $47.5 million in FY03 to $65.0 million in FY04).

Key Revenue Generating initiatives in FY04 included:

1. **Development & Expansion of our Brand Offering**: Mr McInnes said "We explained at the time of the Strategic Review that our Brand Strategy was introduced a number of years ago and has since then evolved and been expanded to ensure that we offer customers the most comprehensive range of sought after local and international brands across all categories and under one roof.

"This strategy provides our business with a level of protection against competitor activity and enables us to adopt a strategic approach to our promotional activity," Mr McInnes said.

Throughout the year the Company's impressive brand portfolio was expanded and enhanced by introducing or signing a range of new brands (many on a department store exclusive basis) including:

- **Womenswear:** Saba, Lisa Ho, Witchery, Jayson Brunsdon, Bare by Rebecca Davies, Willow, Sunjoo Moon, Gant, Ben Sherman, Tommy;
- **Menswear:** Ben Sherman, Ted Baker, Kenneth Cole, Fred Perry, Sportscraft;
- **Youth Fashion:** True Religion, Free Soul, Blue Cult, Von Dutch, Juicy Couture;
- **Childrenswear:** Ben Sherman, Benneton, Hawk, Diesel;
- **Accessories:** Mimco, Dior, Fendi, Prada, Lacoste, Longines, Sportscraft;
- **Cosmetics:** Napoleon, SK-II, Origins, MAC, Jo Malone, OPI, Molton Brown, Anthony Logistics Mens Cosmetics;
- **Homewares:** Ralph Lauren Home, Calvin Klein Home, Armani Casa, FCUK Homewares, Donna Hay Homewares, Yves Delorme Home, George Jensen Homewares, Apple Computers;
- **Food:** Donna Hay Food, Max Brenner, Charbonnel & Walker, Godiva Chocolates, Tetsuya Sauces and Dressings, Stefano De Pieri.

FY04 was also the first year that Country Road branded products exited the Company's business. Mr McInnes said, "We are delighted with the performance of our Country Road Replacement program. Brands such as Witchery, Sportscraft and Veronika Maine have been a resounding success."

2. **Enhanced Marketing & Promotional Program**: Management recognised throughout the course of FY04 that the prevailing positive consumer sentiment provided an opportunity to generate additional sales by increasing David Jones' market presence through further investment in its marketing and promotional program. This increased investment was funded from cost savings generated by the Company that were over and above the targeted $17 million of savings for FY04. This increased investment in Marketing was a key factor in delivering the strong Sales growth the Company experienced in FY04 (4.5% growth on FY03 on a comparable basis). Most pleasing however is the fact that despite the increased investment in Marketing, the Company's Cost of Doing Business (CODB) percentage dropped 0.2% of Sales, in line with the Company's stated target of $50 million over 3 years.

In addition to taking advantage of the positive economic cycle, the Company's increased Marketing investment ensured it retained its leading department store market position, in particular following the rebranding of Myer in New South Wales.

Mr McInnes said, "Our increased investment in Marketing in FY04 was a strategic decision we made and implemented throughout the course of the year and is a clear indication of our ability to protect and grow our business in a dynamic and competitive environment."

3. **Strategic Refurbishments**: Mr McInnes said, " At the time of the Strategic Review we made it clear that we anticipated that our Refurbishment Program would be a strong generator of sales for our business."

The FY04 Refurbishment program included the re-opening in August 2003 of the fully refurbished Market Street Foodhall and the re-launching of the fully refurbished Bondi Junction store in November 2003. Both of these projects have delivered excellent Sales contribution since their relaunch, surpassing management's expectations. In May 2004 the Company commenced refurbishment of the Ground and Lower Ground floors of its flagship Elizabeth Street store, which will be completed in time for Christmas trading. The Bourke Street Foodhall refurbishment commenced in April 2004 and was completed and re-opened on 6 September 2004.

The first phase of the new David Jones Queen Street store will not open until around March/April 2005 (not November 2004 as previously advised) due to construction delays in the overall project. As a result, the transfer of ownership of property and the payment of the $27 million by CFS Gandel Retail Trust to David Jones will not occur until April 2005. The second and final phase of development is still broadly on track with completion of the whole development and the opening of the entire, newly constructed David Jones Queen Street store scheduled for the first half of 2006. In the interim, trading at the Company's existing Queen Street store continues uninterrupted, in its current format.

The Company's refurbishment project continues to have a strong focus on new, 'in-store' installations with over 250 individual installations expected in 2005.

4. **Credit Card Cross-Promotional Campaign:** The David Jones Credit Card business has been a strong Revenue generator for a number of years and management has capitalised on the complementary nature of this business to its core department store business, through an integrated cross-promotional marketing campaign.

The Credit Card division delivered yet another outstanding result in FY04 (EBIT of $27.7 million in FY04 up 25.3% on FY03 EBIT of 22.1 million). This was well in excess of the Strategic Review stated target of 5%-10% compound EBIT growth. The strong Credit Card performance reflects the benefits of continued good management of costs and bad debts, a well-managed interest free program and ongoing integration of the Card into the David Jones department store marketing program.

5. **Shareholder Rewards Program:** On 22 July 2004 David Jones announced the continuation of its Shareholder Rewards program in response to the discontinuance of the Coles Myer shareholder discount card. The loyalty market in Australia is undergoing significant change and David Jones' management believe there is a window of opportunity to try and gain incremental customers and sales in the department store sector through the continuation of the David Jones Shareholder Rewards program.

Mr McInnes said, "We will continue to monitor customer response to the David Jones offer in the context of the broader competitive loyalty market.

"Ultimately customer response and the value of incremental sales from the program will determine our future action. We have always maintained that we retain the right to suspend or vary the program if it ceases to be competitive or to generate value for all shareholders," Mr McInnes said.

FINANCIAL DISCIPLINES
In addition to Revenue Generating initiatives, the Company also implemented a number of Financial Disciplines throughout the year. Management believes that going forward these disciplines will provide the business with a level of earnings protection during times of economic slowdown.

The key disciplines and initiatives focussed on throughout the year included:

1. **Cost Efficiencies:** Following the Strategic Review announcement on 3 June 2003, the Company commenced implementation of a Cost Efficiencies program targeting non-customer service related areas. This program is designed to generate savings that more than offset cost increases inherent in the business such as rent, investment in key store refurbishments and improved customer service.

Significant progress was made throughout the year in identifying and generating savings and efficiencies in areas such as non-merchandise procurement, information technology, logistics and supply chain functions as well as visual merchandising initiatives and non-customer service related store savings. Key non-merchandise supply contracts that were put to tender and generated significant savings in FY04 were in the areas of telecommunications, advertising, printing, packaging and lift and escalator maintenance.

Through these initiatives the Company was able to generate savings in excess of its stated $17 million target for FY04. These additional savings were reinvested back into the business in the form of Revenue Generating initiatives, in particular in the areas of Marketing and Promotions and resulted in increased Sales for the year.

Mr McInnes said, "I am pleased to report that despite increased investment in our Marketing and Promotions campaign we still achieved our target of reducing our Cost of Doing Business (CODB) percentage by 0.2% in FY04.

David Jones reported a CODB percentage for FY04 of 33.5% compared to 33.7% in FY03.

Mr McInnes said, "The savings we generate from our Cost Efficiencies program each year will more than offset other increasing costs in our business. As stated at the time of the Strategic Review, we anticipate that net savings of $10 million will flow through to EBIT by FY06. We have identified our targeted $17 million Cost Efficiencies for FY05 and written them into our budget. We are confident of achieving a further $17 million in savings in FY06. Specific areas of focus relate to supply chain, cost efficiency 'better business teams' and the structural costs required to support the business.

"In order to motivate management to deliver these Cost Efficiencies and to ensure that the interests of management and shareholders are aligned our Company's entire Management Reward System is based on the ongoing delivery of our stated cost efficiency targets," Mr McInnes said.

2. **Capital Expenditure Guidelines:** Strict guidelines and disciplines in relation to Capital Expenditure (Capex) were introduced immediately post the Strategic Review announcement in June 2003. These included the establishment of a Capex Committee with formal and rigorous processes in place relating to business case review, approvals and return on investment. As a result of these initiatives Capex in FY04 was in line with the stated Strategic Review target of $50 million for the year. This compares to Capex of $61.9 million in FY03 and $70.6 million in FY02.

3. **Inventory Management**: Throughout FY04 David Jones continued its track record of being amongst the industry's best in terms of inventory management. The Company's well-established stock management practices resulted in aged stock inventory levels for the group being maintained below 5% of total inventory. Tight inventory management practices are well established within the business and enable the group to avoid the need for future discounting and mark-down sales due to a build-up of excess or aged stock.

4. Store Portfolio: As foreshadowed at the time of the Strategic Review only one change was made in FY04 to the group's store portfolio in FY04, this being the closure of the Company's Rockingham (WA) store following expiration of the lease at this site.

The Rockingham store was part of the Aherns acquisition in 1999. The store itself was not rebranded as a 'David Jones' store (as were the other four Aherns stores acquired in 1999) and was substantially smaller than David Jones' average floorplate which meant that it was not possible to provide the full David Jones customer offering in terms of categories and brands.

The Company now has 35 department stores in its portfolio and each contributes a store profit.

5. Capital Management: Mr McInnes said, "Our strong core business revenue performance in FY04 and the financial disciplines we have implemented mean that we are in a strong position with respect to capital management.

Return on Funds Employed*** (ROFE) for FY04 was 26.1% compared to 14.8% in FY03.

Mr McInnes said, "At the time of the Strategic Review announcement we made it clear that we were committed to building and maintaining strong, excess cashflows.

"We are currently undertaking a comprehensive review of our Company's Capital Management position. Independent external advisers, Gresham Partners, are assisting us in this review. The review is taking into account all factors impacting capital management, including the seasonality of our Company's working capital, our fixed financial obligations (in terms of ongoing rental expense and costs relating to property structures put in place in calendar 2000) as well as the improving financial performance of the business.

"We believe that the Capital Management of our Company holds real potential to deliver additional value to shareholders over time," Mr McInnes said.

6. Cashflow Management: Significant improvement occurred in the size, sustainability and quality of the Company's earnings in FY04.

Mr McInnes said, " We saw a dramatic improvement in our Cash levels at the end of FY04 compared to FY03. This was delivered by a strong operating result and a substantial improvement in working capital. Some of the factors that delivered the working capital improvement were related to specific initiatives taken in FY04 as part of the business turnaround and some related to timing differences. The strong operating cashflow is expected to continue into future years' performance.

"The management and financial disciplines we have implemented over the past 12 months have helped us lay a solid foundation from which our Company's cashflows can strengthen and grow and from which we can deliver on-going earnings growth to shareholders in future years," Mr McInnes said.

EARNINGS PER SHARE & DIVIDENDS

Basic earnings per share (EPS) before significant items and after RPS dividends increased by 58.7% from 9.2 cents in FY03 to 14.6 cents in FY04.

*** *ROFE is EBIT before significant items and goodwill divided by average funds employed*

The Board has declared a final dividend of 6 cents per ordinary share fully franked (bringing the total for FY04 to 11 cents per share fully franked; 2003: 6 cents). The final dividend will be payable on 9 November 2004. The final dividend is in line with guidance provided at the announcement of the 1H04 Results, and is in line with the Company's current payout policy of not less than 75% of NPAT before significant one-off items.

OUTLOOK

Mr McInnes said, "Looking forward we continue to have many challenges and opportunities ahead of us. We are confident that the business model we have implemented and the additional Revenue Generating initiatives and Financial Disciplines we will implement throughout FY05 and FY06 will enable us to continue to deliver earnings growth in future years.

"At the time of announcement of the Strategic Review we envisaged a three-year 'turn-around' process. I am pleased to report that in FY04 we have made excellent progress in restoring the investment fundamentals of our business and I am delighted that this can be reflected in returns to shareholders, in particular through a 100% increase in 2H04 dividend and an increase of 83% for the full year dividend.

" Whilst we are confident with our business model going forward, we are nevertheless a trading business and our performance is inevitably impacted by the economic cycle. Independent commentators are cautious about the economic outlook and are suggesting a potential slow down in consumer spending in calendar 2005. We have set our business parameters in line with this outlook by factoring a slowdown in Sales in the second half of FY05. Our FY05 sales growth guidance is 1.5%-2.5% on FY04. This growth guidance cycles our strong FY04 sales result, readjusted to a 52 week trading year and excluding the Rockingham (WA) 'Aherns' store. For the first 8 weeks of FY05 we are trading comfortably above this range and are well on track for the year ahead.

"On the basis of the consumer spending outlook and our strong FY04 Profit performance, our guidance is to deliver 5% Profit after Tax growth in FY05. We will also continue our work in the year ahead, on implementing further Revenue Generating initiatives and Financial Disciplines, including closely examining and assessing Capital Management opportunities which we believe have real potential to deliver additional value to shareholders over time." Mr McInnes said.

Ends

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs and Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

PROFIT SUMMARY	FY2004 $m	FY2003 $m	Change %
Sales - Department stores	1,769.5	1,674.6	+ 5.7%
Sales - Foodchain	-	36.6	n/a
TOTAL SALES	1,769.5	1,711.2	+ 3.4%
Gross profit - Department stores	657.2	611.8	+ 7.4%
% to sales - department stores	37.1%	36.5%	
Cost of Doing Business[1]	592.2	564.3	+ 4.9%
% to sales - department stores	33.5%	33.7%	
EBIT - Department stores	65.0	47.5	+ 36.7%
% to sales - department stores	3.7%	2.8%	
Credit	27.7	22.1	+ 25.3%
EBIT - Department stores + Credit	92.6	69.6	+ 33.1%
% to sales - department stores	5.2%	4.2%	
Property	2.6	2.5	+ 5.3%
Foodchain	-	(6.9)	n/a
EBIT - Total	95.3	65.2	+ 46.1%
% to total sales	5.4%	3.8%	
Net interest expense	0.6	3.2	- 82.3%
Profit before tax and significant items	94.7	62.0	+ 52.7%
Income tax expense	29.4	19.3	+ 52.6%
Profit after tax before Significant Items	65.3	42.8	+ 52.8%
Total significant items (before tax)	-	(84.3)	n/a
Tax on Significant items	-	16.1	n/a
Total significant items (after tax)	-	(68.2)	n/a
Profit after tax & Significant Items	65.3	(25.4)	+ 357.2%

Appendix 4E
Preliminary Final Report

DAVID JONES LIMITED PRELIMINARY FINAL REPORT

ABN 75 000 074 573

Current Reporting Period:	53 Weeks ended 31 July 2004
Previous Corresponding Period:	52 Weeks ended 26 July 2003

For announcement to the market

				$A'000
Revenues from ordinary activities	Up	3.9%	to	1,834,691
Profit (loss) from ordinary activities after tax attributable to members	Up	356.5%	to	65,329
Net profit (loss) for the period attributable to members	Up	346.3%	to	65,329

Dividends - Ordinary Shares	Amount per security	Franked amount per security
Final dividend declared (payable 9 November 2004)	6¢	6¢
Interim dividend (paid 4 May 2004)	5¢	5¢
Previous corresponding period		
Interim dividend (paid 6 May 2003)	3¢	3¢
Final dividend (paid 5 November 2003)	3¢	3¢

Record date for determining entitlements to the final dividend	15 October 2004

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer to attached ASX and Media Release and Notes to this Preliminary Final Report.

Net Tangible Asset Backing	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	$0.97	$0.91

The attached 2004 Financial Report of David Jones Limited and its Controlled Entities is in the process of being audited.

Appendix 4E
Preliminary Final Report

DAVID JONES LIMITED PRELIMINARY FINAL REPORT (CONTINUED)

Annual General Meeting

The annual general meeting will be held as follow:

Place	Wesley Conference Centre 220 Pitt Street Sydney NSW 2000
Date:	Friday 26 November 2004
Time:	10.00 am
Approximate date the annual report will be available	25 October 2004

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	NOTE	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
Revenue from sale of goods	3	**1,769,505**	1,711,169
Cost of sales		**(1,112,347)**	(1,088,172)
Gross profit		**657,158**	622,997
Other revenues from ordinary activities	3	**65,186**	55,269
Employee benefits expense		**(295,214)**	(287,382)
Lease and occupancy expenses		**(165,831)**	(182,032)
Depreciation, amortisation and recoverable amount write downs	14	**(42,882)**	(89,254)
Advertising, merchandising and visual expenses		**(55,774)**	(49,879)
Administration expenses		**(37,789)**	(48,933)
Borrowing costs		**(3,621)**	(4,553)
Carrying amount of assets sold		**(257)**	(305)
Other expenses from ordinary activities		**(26,268)**	(38,256)
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**94,708**	(22,328)
Income tax expense relating to ordinary activities		**(29,379)**	(3,138)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		**65,329**	(25,466)
Share issue costs		—	(74)
Net (decrease) in retained profits on the initial adoption of:			
Revised AASB 1028 – Employee Benefits		—	(980)
TOTAL REVENUE AND EXPENSES ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY RECOGNISED DIRECTLY IN EQUITY		—	(1,054)
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		**65,329**	(26,520)

Basic earnings per share	6	**14.6 cents**	(7.5) cents
Diluted earnings per share	6	**14.2 cents**	(7.5) cents
Basic earnings per share before non recurring significant items	6	14.6 cents	9.2 cents
Diluted earnings per share before non recurring significant items	6	14.2 cents	9.2 cents

The consolidated Statement of Financial Performance is to be read in conjunction with the accompanying notes, discussion and analysis.

DISCUSSION AND ANALYSIS ON STATEMENT OF FINANCIAL PERFORMANCE

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

This discussion and analysis is provided to assist readers in understanding the financial report.

REVENUE

The Consolidated Entity's revenue from retail sales for 2004 increased by 3.4% to $1,769.5 million and other revenue for 2004 increased by 17.9% to $65.2 million, when compared to the previous year.

Revenue comprises:

	2004 $M	2003 $M
Retail sales	**1,769.5**	1,711.2
Other revenue	**65.2**	55.3
Total Revenue From Ordinary Activities	**1,834.7**	1,766.4

GROSS PROFIT

Gross Profit for the core retail business increased $34.2 million or 5.5% due to higher sales and an improvement in gross profit percentage as compared to the previous year.

OPERATING EXPENSES

Total operating expenses have decreased by $73.0 million on the prior year. This reduction in expenses is attributed to the non recurring significant items incurred in 2003, effective expense management and lower debt levels in 2004.

CREDIT CARD EARNINGS

Credit card earnings increased by $5.6 million or 25.3% on the previous year to $27.7 million. This result has been achieved through a combination of growth in interest bearing receivables, a reduction in interest free receivables and effective expense management. Reduced doubtful debts through improved collections management and effective interest rate risk management also contributed to the result.

INCOME TAX

Income tax expense for 2004 amounted to $29.379 million (2003: $3.138 million) and is higher than the previous year due to the Profit/(Loss) from Ordinary Activities Before Income Tax Expense being $94.7 million as compared to a loss of $22.3 million in 2003.

STATEMENT OF FINANCIAL POSITION

AS AT 31 JULY 2004 AND 26 JULY 2003

	NOTE	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
CURRENT ASSETS			
Cash assets		**97,844**	17,345
Receivables		**48,708**	47,875
Inventories		**306,190**	289,540
Prepayments		**7,186**	7,366
Land and buildings held for sale	7	**26,152**	—
TOTAL CURRENT ASSETS		**486,080**	362,126
NON-CURRENT ASSETS			
Property, plant and equipment		**229,577**	246,547
Intangibles		**10,305**	12,178
Deferred tax assets		**39,720**	34,040
Other assets		**5,075**	4,858
TOTAL NON-CURRENT ASSETS		**284,677**	297,623
TOTAL ASSETS		**770,757**	659,749
CURRENT LIABILITIES			
Payables		**255,691**	182,735
Interest bearing liabilities		**1,697**	122
Current tax liabilities		**25,198**	3,097
Provisions		**13,124**	28,370
TOTAL CURRENT LIABILITIES		**295,710**	214,324
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**250**	313
Provisions		**20,707**	20,768
Other deferred liabilities		**6,150**	4,331
TOTAL NON-CURRENT LIABILITIES		**27,107**	25,412
TOTAL LIABILITIES		**322,817**	239,736
NET ASSETS		**447,940**	420,013
EQUITY			
Contributed equity		**395,365**	394,559
Retained profits	8	**52,575**	25,454
TOTAL EQUITY	9	**447,940**	420,013

The consolidated Statement of Financial Position is to be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS ON STATEMENT OF FINANCIAL POSITION

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

The major movements on the prior year are:

- **Cash assets** increased by $80.5 million or 464.1%. This movement is explained in the discussion and analysis on Statement of Cash Flows, on page 8.
- **Receivables** are $0.8 million higher due to a reduction in David Jones store card receivables, offset by an increase in other debtors.
- **Property, plant and equipment** decreased by $17.0 million. This is primarily due to the land and buildings situated at Queen Street, Brisbane, which are held for sale, being reclassified as current assets.
- **Deferred tax assets** increased by 16.7% in 2004 to $39.7 million, due to timing differences relating to provisions and depreciation.
- **Intangibles** decreased by $1.9 million due to the amortisation of goodwill relating to the acquisition of the Aherns department store business in Western Australia in 2000.
- **Payables** increased by $73.0 million, due to an increase in both trade and sundry creditors.
- **Tax liabilities** increased to $25.2 million due to the higher level of profitability in the current period.
- **Interest bearing liabilities** (borrowings) increased by $1.6 million and relate to a working capital overdraft facility.
- **Contributed equity** increased due to the issue of 595,000 ordinary shares through the exercise of options under Executive Option Plan.

STATEMENT OF CASH FLOWS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers (inclusive of goods and services tax)	**1,826,101**	1,768,353
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,649,524)**	(1,668,420)
Interest received	**3,014**	1,256
Borrowing costs paid	**(3,572)**	(4,553)
Income taxes paid	**(19,901)**	(19,182)
Income tax refund received	**10,866**	1,256
NET CASH PROVIDED BY OPERATING ACTIVITIES	**166,984**	78,710
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	**(50,891)**	(61,850)
Proceeds from sale of property, plant and equipment	**112**	185
Repayment of Employee Share Plan loans on forfeited shares	**121**	87
Repayment of Employee Share Plan loans from dividend payments	**41**	36
NET CASH USED IN INVESTING ACTIVITIES	**(50,617)**	(61,542)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issue of ordinary shares under the Executive Option Plan	**750**	—
Payments for share issue costs:		
Reset preference shares	**—**	(74)
Repayment of borrowings	**1,575**	(217)
Dividends paid:		
Ordinary shares	**(32,928)**	(15,570)
Reset preference shares	**(5,265)**	(3,101)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(35,868)**	(18,962)
NET INCREASE/(DECREASE) IN CASH HELD	**80,499**	(1,793)
CASH AT BEGINNING OF THE FINANCIAL YEAR	**17,345**	19,138
CASH AT END OF THE FINANCIAL YEAR	**97,844**	17,345

The consolidated Statement of Cash Flows is to be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS ON STATEMENT OF CASH FLOWS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

Cash flows from operating activities increased from $78.7 million in 2003 to $167.0 million in 2004, due to increased sales, a decrease in expenses and income tax refunds of $10.9m.

Net cash used in financing activities was impacted by the proceeds from the issue of ordinary shares via the exercise of options under the Executive Option Plan of $0.8 million. Dividends paid in cash on ordinary shares were $8.6 million higher than the previous year due to an increase in the dividend rate and suspension of the dividend reinvestment plan.

Capital expenditure of $50.9 million (2003: $61.9 million) is comprised of the following major categories:

	2004 **$M**	2003 $M
Stores	**43.5**	52.1
Information technology	**3.9**	7.6
Other	**3.5**	2.2
Total Capital Expenditure	**50.9**	61.9

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

1. BASIS OF PREPARATION OF FINANCIAL REPORT

The financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Consolidated Entity's full financial report for the financial period. Other information included in the financial report is consistent with the Consolidated Entity's full financial report. The financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.

The financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the Consolidated Entity and are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial period amounts and other disclosures.

2. TAX CONSOLIDATION

Effective from 28 July 2002 and for the purposes of income taxation, David Jones Limited and its 100% owned subsidiaries have formed a tax consolidated group. Members of the group have entered into a tax funding agreement in order to allocate income tax expense to the wholly owned subsidiaries on a pro rata basis. In addition, a tax sharing agreement has been established providing for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidated group is David Jones Limited.

As a result of the revised tax legislation, a future income tax benefit (tax loss) of $2,001,925 has been derecognised. There has been no material effect on the provision for deferred tax liabilities. David Jones Limited has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The consolidated group has applied UIG 52 Income Tax Accounting. On adoption of tax consolidation the deferred tax balances and tax liabilities of each of the wholly owned subsidiaries have been transferred to David Jones Limited against income tax expense.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
3. REVENUE FROM ORDINARY ACTIVITIES		
Revenue from sale of goods	**1,769,505**	1,711,169
Other revenue:		
– Interest received or receivable from other persons	**3,014**	1,256
– Residual revenue – credit card securitisation	**37,932**	31,126
– Settlement discounts received	**18,261**	17,165
– Rental income	**577**	716
– Proceeds from sale of property, plant and equipment	**112**	185
– Sundry revenue	**5,290**	4,821
Total Other revenue	**65,186**	55,269
TOTAL REVENUE FROM ORDINARY ACTIVITIES	**1,834,691**	1,766,438

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
4. SIGNIFICANT ITEMS		
The impact of significant items of revenue/(expense) on profit from ordinary activities before income tax was:		
Foodchain business closure		
Lease exit costs	—	14,734
Restructuring costs	—	5,003
Non current assets written off	—	19,313
Total	—	39,050
Online business restructure		
Lease exit costs	—	171
Restructuring costs	—	2,372
Non current assets written off	—	3,883
Total	—	6,426
Other restructuring		
Store closure provision – Rockingham	—	1,296
Lease termination costs – Fountain Gate	—	9,940
Corporate head office	—	1,143
Total	—	12,379
Writedown in value of plant and equipment to recoverable amount		
Stores:		
– Hornsby	—	7,944
– Other	—	8,430
Corporate head office	—	2,260
Total	—	18,634
Accounting policy refinements and other adjustments		
Inventory cost refinements	—	6,390
Other adjustments	—	1,406
Total	—	7,796
TOTAL SIGNIFICANT ITEMS	—	84,285

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

5. DIVIDENDS

Dividends recognised in the current period are:

	AMOUNT PER SHARE	TOTAL AMOUNT	FRANKED/ UNFRANKED	DATE OF PAYMENT
		$000		
2004				
Final 2003 ordinary	3.000¢	12,348	franked	5 November 2003
Interim 2004 ordinary	5.000¢	20,580	franked	4 May 2004
Interim 2004 reset preference	$4.0833	2,654	franked	1 February 2004
Final 2004 reset preference	$4.0389	2,625	franked	1 August 2004
Total amount		38,207		

Dividends recognised in the prior year are:

2003				
Final 2002 ordinary	3.000¢	12,089	franked	23 October 2002
Interim 2003 ordinary	3.000¢	12,226	franked	6 May 2003
Interim 2003 reset preference	$4.0833	2,654	franked	1 August 2003
Final 2003 reset preference	$4.0167	2,611	franked	1 February 2003
Total amount		29,580		
Over provision relating to 2001		(11)		
Total amount		29,569		

Franked dividends declared or paid during the year were franked at the tax rate of 30%

Subsequent Events

Since the end of the financial period, the Directors have declared the followed dividends:

	AMOUNT PER SHARE	TOTAL AMOUNT	FRANKED/ UNFRANKED	DATE OF PAYMENT
		$000		
Final 2004 ordinary	6.000¢	**24,732**	franked	**9 November 2004**

The 2004 final dividend of $24.732 million is based on 412,198,689 ordinary shares issued at 31 July 2004. A further 4,215,000 options are outstanding under the Executive Option Plan which may be converted to ordinary shares prior to the payment of the dividend. There are also 1,212,000 ordinary shares being allocated under the Long Term Incentive Plan on 28 September 2004, on which the final dividend will also be paid.

The financial effect of these dividends has not been brought to account in the financial statements for the period ended 31 July 2004 and will be recognised in subsequent financial reports.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	CONSOLIDATED 2004 CENTS	CONSOLIDATED 2003 CENTS
6. EARNINGS PER SHARE (EPS)		
Basic EPS	**14.6**	(7.5)
Diluted EPS	**14.2**	(7.5)
Basic EPS before non recurring significant items	14.6	9.2
Diluted EPS before non recurring significant items	14.2	9.2

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
Basic EPS and basic EPS before non recurring significant items		
Net profit/(loss) attributable to members	**65,329**	(25,466)
Less: Reset preference share dividends	**(5,279)**	(5,265)
Adjusted net profit/(loss) for basic EPS	**60,050**	(30,731)
Non recurring significant items (refer note 4)	—	84,285
Less: Income tax effect of non recurring significant items	—	(16,115)
After tax effect of non recurring significant items	—	68,170
Adjusted net profit before non recurring significant items	**60,050**	37,439

	CONSOLIDATED 2004 NUMBER	CONSOLIDATED 2003 NUMBER
Weighted average number of ordinary shares used in the calculation of basic and diluted EPS:		
– Basic earnings per share	**411,692,046**	407,451,202
– Diluted earnings per share	**461,521,056**	455,742,166

POTENTIAL ORDINARY SHARES

The 650,000 reset preference shares are potential ordinary shares in accordance with AASB 1027(6). The conversion factor of 70.1754 (2003: 74.2938) is calculated in accordance with the conversion formula noted on page 37 of the Reset Preference Share prospectus issued 14 May 2002. Options to purchase ordinary shares issued under the Executive Option Plan are also potential ordinary shares at balance date. The current number of potential ordinary shares is 49,829,010 (2003: 48,290,964). Based on conditions existing at 31 July 2004, these potential ordinary shares are dilutive.

OPTIONS

Options to purchase ordinary shares not exercised at 31 July 2004 (26 July 2003) have been included in the determination of diluted earnings per share. Based on conditions existing at reporting date, the options are potential ordinary shares. The options were not included in the determination of diluted earnings per share for 2003, as they were not potential ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

7. LAND AND BUILDINGS HELD FOR SALE

The consolidated entity has entered into a binding sale agreement in relation to land and buildings situated at Queen Street, Brisbane, Queensland. As the sale will be completed within 12 months of this report, the land and buildings have been reclassified as a current asset.

	NOTE	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
8. RETAINED PROFITS			
Retained profits at beginning of period/year		**25,454**	69,380
Net profit attributable to members of the parent entity		**65,329**	(25,466)
Net effect of initial adoption of:			
Revised AASB 1028 "Employee Benefits"		**—**	(980)
Net effect on dividends from:			
Initial adoption of AASB 1044 "Provisions Contingent Liabilities and Contingent Assets"		**—**	12,089
Dividends recognised during the period/year	5	**(38,207)**	(29,569)
Total dividends		**(38,207)**	(17,480)
Retained profits at end of period/year		**52,575**	25,454
9. TOTAL EQUITY RECONCILIATION			
Total equity at beginning of period/year		**420,013**	455,268
Total change in parent entity interest in equity recognised in statement of financial performance		**65,329**	(26,520)
Transactions with owners as owners:			
Contributions of equity:			
Issue of ordinary shares under dividend reinvestment plan		**—**	8,745
Issue of ordinary shares under Executive Option Plan		**805**	—
Dividends	5	**(38,207)**	(17,480)
Total equity at end of period/year		**447,940**	420,013

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

10. SEGMENT INFORMATION

(a) Business and Geographical Segments

The Consolidated Entity operates in Australia and is organised into the following divisions by product and service type:

- Department stores comprising David Jones department stores, rack stores and corporate head office;
- Credit comprising the David Jones' Card; and
- Property comprising the land and buildings owned by David Jones Limited and its controlled entities

(b) Segment Accounting Policies

Segment accounting policies are the same as the Consolidated Entity's accounting policies described in note 1. During the financial year, there were no changes in segment accounting policies, that had a material effect on the segment information.

Rent is charged by the property segment to the department stores segment at current market rates and eliminated on consolidation.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

10. SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments	Department Stores		Foodchain		Credit		Property		Eliminations		Consolidated	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	20 $0
Revenue												
Sales to customers outside the Consolidated Entity	**1,769,505**	1,674,525	—	36,643	—	—	—	—	—	—	**1,769,505**	1,711,168
Other revenues from customers outside the Consolidated Entity	**23,077**	21,499	—	—	**38,518**	31,799	—	—	—	—	**61,595**	53,298
Inter-segment revenues	—	—	—	—	—	—	**2,898**	2,780	**(2,898)**	(2,780)	—	—
Total segment revenues	**1,792,582**	1,696,024	—	36,643	**38,518**	31,799	**2,898**	2,780	**(2,898)**	(2,780)	**1,831,100**	1,764,466
Unallocated revenue											**3,591**	1,972
Total consolidated revenue											**1,834,691**	1,766,438
Results												
Segment results	**67,885**	5,075	—	(45,926)	**27,657**	22,069	**2,630**	2,497	**(2,898)**	(2,780)	**95,274**	(19,065)
Unallocated expenses											**(566)**	(3,263)
Net profit from ordinary activities before income tax expense											**94,708**	(22,328)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

10. SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments	Department stores		Foodchain		Credit		Property		Eliminations		Consolidated	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	20 $0
Assets												
Segment assets	**566,218**	590,481	—	58	**35,805**	33,767	**26,152**	27,443	—	—	**628,175**	651,749
Unallocated assets											**142,582**	8,000
Total assets											**770,757**	659,749
Liabilities												
Segment liabilities	**86,456**	121,163	—	2,222	**7,128**	9,130	**887**	355	—	—	**94,471**	132,870
Unallocated liabilities											**228,346**	106,866
Total liabilities											**322,817**	239,736
Other segment information:												
Acquisition of property, plant and equipment, intangible assets and other non-current assets (and disposals)	**50,719**	57,475	—	4,373	**172**	2	—	—	—	—	**50,891**	61,850
Depreciation, amortisation and recoverable amount write downs	**42,478**	68,261	—	20,575	**128**	134	**276**	284	—	—	**42,882**	89,254
Non-cash expenses other than depreciation and amortisation	**11,352**	16,518	—	(3,616)	**(408)**	(1,156)	—	—	—	—	**10,944**	11,746

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000

11. DISCONTINUED OPERATIONS

On 3 June 2003, the Consolidated Entity announced its intention to close all Foodchain stores and thereby discontinue its operations in this business segment. All four Foodchain stores ceased trading on or before 28 June 2003. The Consolidated Entity has no further contingent liabilities or obligations in respect of any Foodchain leases.

Financial information relating to the discontinued operation is set out below. Further information is set out in Note 10 – Segment Information.

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
Financial performance information for the period ended 31 July 2004 and year ended 26 July 2003		
Revenue from ordinary activities, excluding the sale of segment assets	—	36,643
Revenue from the sale of segment assets	—	—
Total revenue from ordinary activities	—	36,643
Expenses from ordinary activities, excluding the carrying amount of assets sold and written off	—	(63,256)
Carrying amount of assets written off	—	(19,313)
Total expenses from ordinary activities	—	(82,569)
Profit from ordinary activities before income tax	—	(45,926)
Income tax benefit	—	13,778
Net profit/(loss)	—	(32,148)
Financial position information as at 31 July 2004 and 26 July 2003		
Segment assets	—	58
Segment liabilities	—	(2,222)
Net assets	—	(2,164)
Cash flow information for the period ended 31 July 2004 and year ended 26 July 2003		
Net cash provided by operating activities	—	(32,221)
Net cash (used in) investing activities	—	(1,685)
Net cash provided by financing activities	—	33,884
Net increase in cash held	—	(22)
Asset disposals for the period ended 31 July 2004 and year ended 26 July 2003		
Carrying amount of assets	—	19,336
Pre-tax loss on disposition	—	(19,336)
Tax benefit	—	5,801
Loss on disposition after tax	—	(13,535)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

	CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
12. LEASE COMMITMENTS		
OPERATING LEASE COMMITMENTS		
Future operating lease rentals not provided for in the financial statements and payable:		
– within one year	**85,665**	79,997
– later than one year but not later than five years	**361,142**	347,586
– later than five years	**1,770,330**	1,833,713
	2,217,137	2,261,296
FINANCE LEASE LIABILITIES		
Finance lease rentals are payable as follows:		
– within one year	—	125
– later than one year but not later than five years	—	—
– later than five years	—	—
	—	125
Less: Future lease finance charges	—	3
	—	122
Lease liabilities provided for in the financial statements		
Current	—	122
Non-current	—	—
	—	122

The Consolidated Entity leases retail premises and warehousing facilities. Generally, the lease agreements are for an average term of 22 years and include renewal options. Under most leases, the Consolidated Entity is responsible for property taxes, insurance, maintenance and expenses related to the leased properties.

The operating lease commitments set out above comprise base rental payments plus agreed percentage increases, and contingent rental payments. Contingent rentals are calculated as a percentage of the turnover of the store occupying the premises with the percentage and turnover threshold at which the additional rentals commence varying with each lease agreement.

Further details in relation to operating leases of retail properties at Bourke Street, Melbourne and Elizabeth and Market Streets, Sydney are disclosed in Note 13.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

13. OFF BALANCE SHEET ARRANGEMENTS

The Statement of Financial Position should be read in conjunction with the following off balance sheet arrangements.

(a) Sale and Leaseback Arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust (DRIT) in November 2000 whereby the Elizabeth and Market Streets, Sydney and Bourke Street, Melbourne properties were, in-substance, sold by granting a seventy-nine year head lease with DRIT. The non-refundable proceeds received by the Consolidated Entity of $201.85 million were recorded in the 28 July 2001 financial report as proceeds from the sale of property.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the head lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The Consolidated Entity has entered into operating leases in respect of the properties. The operating leases are for an initial term of thirty years with:

- base rentals calculated on floor space with a 2.5% per annum quarterly increase;
- contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

The leases contain two further renewal options of thirty years and twenty years.

Under the arrangement, DRIT will provide funds to the Consolidated Entity for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption during the refurbishments.

In these original arrangements, Deutsche Asset Management (Australia) Limited (DAMAL) as responsible entity for the DRIT was to receive the greater of $100 million or 50% of the market value of the properties in year 2079.

The Consolidated Entity has also entered into agreements with Deutsche Bank AG (DB) whereby:

- The Consolidated Entity waives its right to terminate each of the Head Leases
- DB agrees to pay the 50% of the sale proceeds due to DAMAL on sale of the properties in year 2079, or the minimum guarantee amount of $100 million, whichever DAMAL is entitled to, on the Consolidated Entity's behalf
- The Consolidated Entity waives any entitlement to 50% of the proceeds of sale of the properties
- The Consolidated Entity waives its right to buy each property by way of a pre-emptive right and by a last right of refusal

DB is expected to acquire legal title to the properties at year 2079 and the Consolidated Entity has no contractual right to repurchase the properties during or at the end of the 79 year period.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

13. OFF BALANCE SHEET ARRANGEMENTS (CONTINUED)

(a) Sale and Leaseback Arrangement (continued)

In the original transaction, the Consolidated Entity entered into a put option agreement where elements of DRIT's financing (totalling $146 million) could be put to the Consolidated Entity. This put option is only exercisable in remote circumstances (for example, payment default, demand under or cancellation of David Jones' Syndicated Banking Facility Agreement and trigger events largely associated with the insolvency of the Consolidated Entity). This results in the Consolidated Entity having an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with an insolvency or credit event of the Consolidated Entity. However, equity holders in DRIT take the primary risk of a fall in the improved value of the properties.

The Consolidated Entity has entered into thirty year interest rate swap contracts associated with the transaction. The estimated market values of the payables and receivables under the swaps at 31 July 2004 are $28.471 million and $20.528 million respectively (2003: $51.045 million and $42.795 million). These amounts have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

(b) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest. The Consolidated Entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones' card holders that have been sold to the third party as at 31 July 2004 amount to $395.226 million (2003: $392.692 million). Of this amount $32.705 million (2003: $38.689 million) has been retained by the third party as over collateralisation. As this amount will be paid to a controlled entity, subject to the performance of the card receivables, it has been included in current receivables in the Statement of Financial Position.

The Consolidated Entity retains the risk for bad debts in respect of the total portfolio of securitisation receivables.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds, bad debts and expenses.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

		CONSOLIDATED 2004 $000	CONSOLIDATED 2003 $000
14.	**DEPRECIATION, AMORTISATION AND RECOVERABLE AMOUNT WRITE DOWNS**		
	Depreciation	**40,910**	45,457
	Amortisation	**1,972**	1,967
	Recoverable amount write downs	**—**	41,830
	TOTAL	**42,882**	89,254

15. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) Overview

The Consolidated Entity will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when it reports for the half-year ending 28 January 2006 and year ending 29 July 2006.

The transition rules for adoption of IFRS require the statement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian GAAP). The key differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Consolidated Entity's financial performance and financial position are summarised in (c) below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.

The potential impact on the Consolidated Entity's financial performance and financial position on the adoption of IFRS at the transition date of 1 August 2004 has not yet been quantified due to the short time period between finalisation of the IFRS and the date of this report. The financial impact of adopting IFRS on future years will also depend on the particular circumstances prevailing in those years.

(b) Management of the Consolidated Entity's Transition to IFRS

In 2003, the Board established a formal project team, comprised of representatives from finance, other departments and third party advisers to manage the Consolidated Entity's convergence to IFRS. The team is chaired by the Finance Director and reports quarterly to the Audit Committee. The IFRS project team has developed a detailed plan for managing the adoption of IFRS (including the training of staff and changing systems and internal controls) and is currently on schedule.

The IFRS project team has completed its assessment of the impact of IFRS on the Consolidated Entity and has identified a number of accounting policy changes that will need to be made.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

15. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(b) Management of the Consolidated Entity's Transition to IFRS (continued)

The project is now in the design phase, which involves the formulation of revised accounting policies and procedures, the design of systems and processes to support the transition to IFRS and the identification of the potential financial effect of adopting IFRS. Priority is being given to the preparation of an opening balance sheet in accordance with IFRS as at 1 August 2004.

The final phase of implementation will be completed by 30 July 2005 and includes implementation of identified changes to accounting and business procedures, processes and systems. On the completion of this phase of the project the Consolidated Entity will be able to generate fully IFRS compliant financial reports.

(c) Key differences

Set out below are the key areas where accounting policies will change and may have an impact on the financial report. At this stage, the Consolidated Entity has not been able to reliably quantify the impacts on the financial report.

(i) AASB 2: Shared Based Payment (AASB 2)

Under AASB 2, the fair value of equity instruments issued to employees as remuneration will be recognised as an expense in the income statement over the relevant vesting periods. This standard is not limited to options and also extends to other forms of equity based remuneration, such as rights issued under the Consolidated Entity's Long Term Incentive Plan. It applies to all share based payments issued after 7 November 2002, which have not vested as at 1 January 2005. A transitional adjustment to recognise the expense determined by reference to the fair value of all equity instruments issued, will be made retrospectively against opening retained earnings at transition date. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

(ii) AASB 112: Income Taxes (AASB 112)

On transition to AASB 112, a method of accounting for income taxes, known as the "balance sheet liability method" will be adopted, replacing the "tax effect income statement" approach currently used. Under the balance sheet method the Consolidated Entity will recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax bases. It is expected that adoption of AASB 112 may require the Consolidated Entity to carry higher levels of deferred tax assets and liabilities, although at this stage the IFRS project has not identified a material transitional adjustment.

(iii) AASB 117: Leasing (AASB 117)

Under AASB 117 there are no apparent substantial changes in accounting requirements for existing leases including the sale and leaseback transaction, however the Consolidated Entity's analysis is still being finalised.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

15. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c) Key differences (continued)

(iv) AASB 136: Impairment of Assets (AASB 136)

Under AASB 136 the recoverable amount of assets will be assessed if there is an indication of impairment by comparing the carrying value of the group of assets identified for each "cash generating unit" (CGU) to the recoverable amount of the CGU. Recoverable amount will be determined on a discounted cash flow basis. Impairment losses determined at the transition date will be adjusted against opening retained earnings and future impairment losses will be recognised as an expense. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

(v) AASB 138: Intangible Assets (AASB 138)

The Consolidated Entity's current accounting policy is to amortise goodwill over the period of expected benefit. Under AASB 138 goodwill acquired in a business combination will no longer be amortised, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an impairment loss, it will be recognised immediately in the income statement. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Consolidated Entity, subject to any impairment charges that may be required from time to time.

(vi) AASB 132: Financial Instruments: Disclosure and Presentation (AASB 132) and AASB 139: Financial Instruments: Recognition and Measurement (AASB 139).

Reset Preference Shares

IFRS has different recognition rules to Australian GAAP in relation to the classification of certain financial instruments. As the conversion option contained in the Consolidated Entity's Reset Preference Shares (RPS) does not expose the holders to any equity risks, the RPS will be classified as a debt instrument under AASB 139. This represents a change from the current classification of the RPS as equity under Australian GAAP. The RPS distributions will as a result of this debt classification be treated as interest expense not dividends, leading to an increase in borrowing costs and a corresponding reduction in reported profit.

Securitisation

Under AASB 132 previously securitised credit card receivables will be brought back on balance sheet at transition and on an on-going basis. There will be no net income statement impact, however interest income and interest expense will be grossed up.

Derivative Instruments

Under AASB 139 the Consolidated Entity's accounting policy will change and all derivatives, whether used as hedging instruments or otherwise, will be recognised on-balance sheet at fair value at each reporting date. Changes in the value of the derivatives, including embedded derivatives that are not closely related to the host contract, will be recorded in the income statement unless hedge accounting requirements are satisfied. Hedge accounting requires strict documentation and "effectiveness testing" to be satisfied. Where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes will be recognised in the income statement. The financial effect of this change in accounting policy at transition and on an ongoing basis is subject to period end market valuations and has not yet been reliably estimated.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 JULY 2004 AND 52 WEEKS ENDED 26 JULY 2003

15. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c) Key differences (continued)

(vi) AASB 132: Financial Instruments: Disclosure and Presentation (AASB 132) and AASB 139: Financial Instruments: Recognition and Measurement (AASB 139) (continued)

Financial Assets and Liabilities

IFRS introduces new measurement requirements for financial assets including the requirement for certain assets such as receivables to be measured at fair value. All receivables need to be assessed for impairment by reference to the recoverable amount or fair value which is determined by discounting the receivable over the period the amount is expected to be received. Impairment loses will be recognised as an expense leading to a reduction in reported profit. In addition revenue from sales on interest free terms will reduce due to the effect of discounting. This will be offset by increased interest income in subsequent periods as the effect of the discounting reverses. The future financial effect of this change in accounting policy and the classification of financial assets into the categories prescribed by AASB 139 has not yet been fully completed.